Vsurance, Inc.

540 N Golden Circle, Suite 304

Santa Ana, California 92705

330-232-3053 – Fax 714-731-2969

January 30, 2008

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, DC 20549

Re:	Vsurance, Inc.

Revised Preliminary Statement on Schedule 14C

Filed December 31, 2007

File No. 0-52279

Ladies and Gentlemen:

Vsurance, Inc., a Nevada corporation (the “Company”), hereby files this correspondence and responds to your comments in your letter dated January 28, 2008.

Security Ownership of Certain Beneficial Owners and Management, page 3

1.	We note your response to comment 1 of our letter dated January 24, 2008. Please provide a detailed description of the relationship between Mr. McGurik and the 12 shareholders identified in Item 1 of Exhibit A to your letter. Please also indicate if there are any written or oral agreements between Mr. Mcguirk and these shareholders. Finally, please provide a substantive analysis supporting your position that Mr. MsGuirk’s relationship with these shareholders imposes upon him a fiduciary duty as contemplated by Rule 14a-1(1)(2)(iv)(B) under the Exchange Act.

The Company has amended its 14C to reflect a new record date wherein the shareholding majority vote resided in an officer of the company. Based on this the Company and its shareholders are in compliance with Rule 14a (See Exhibit A).

2.	Please provide a detailed description of the discussions between Mr. McGuirk and the six shareholders identified in Item 2 of Exhibit A to your letter that resulted in the six shareholders furnishing their written consents for the actions described in your filing. Please explain the basis for your belief that Mr. McGuirk did not engage in a proxy solicitation, given that, for example, the shareholders provided their written consents to Mr. McGuirk rather than directly to the Company.

The Company has amended its 14C to reflect a new record date wherein the shareholding majority vote resided in an officer of the company. Based on this the Company and its shareholders are in compliance with Rule 14a (See Exhibit A).

3.	Exhibits C and D to your letter indicate that your Class E preferred stock is non-voting. However, the table on page 3 of your preliminary Schedule 14C appears to indicate that holders of your Class E preferred stock voted in favor of the actions described in your filing. Please explain this discrepancy.

The Company has amended its 14C to exclude the non-voting preferred stock.

Material Terms of the New Class of Preferred Shares, page 10

4.	We note your response to comment 2 of our letter dated January 24, 2008. You state in your response that your Board of Directors resolved to create your Class E preferred stock on November 28, 2007. Please explain how and when your shareholders approved the creation of your Class E preferred stock.

Pursuant to Nevada Statute 78.1955(1), shareholder consent is not required on classes of stock authorized by the Board of Directors.

5.	You also appear to state in your response that you have already filed a Certificate of Amendment to Articles of Incorporation creating your Series F preferred stock. Please tell us your analysis as to how this is consistent with Rule 14c-2(b) under the Exchange Act, which provides that the information statement shall be sent or given at least 20 calendar days prior to the earliest date on which the corporate action may be taken.

Pursuant to Nevada Statute 78.1955(1), shareholder consent is not required on classes of stock authorized by the Board of Directors.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from talking any action with respect to the fling; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

/s/ W. Russell Smith
W. Russell Smith
CEO

EXHIBIT A

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 30, 2008

VSURANCE, INC.

(Exact name of registrant as specified in charter)

Nevada	333-132028	13-4303483
(State or jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

540 N. Golden Circle, Suite 304,
Santa Ana, California	92705
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 501-372-4443

Check the appropriate box below if the Form 8-K is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

As used in this report, the terms “we”, “us”, “our”, “our company” or “VSUR” refer to Vsurance, Inc., a Nevada corporation.

ITEM 3.02 – UNREGISTERED SALE OF EQUITY SECURITIES.

The company has a significant financial indebtedness with Samir Financial. On December 15, 2005, we executed a Loan and Security Agreement with Samir Financial, LLC (the “Lender”) for $4,000,000. This loan was due in full at the end of twelve months (December 14, 2006). We were unable to pay off this loan at that time. Samir Financial has agreed to extend the loan until June 15, 2007 in exchange for a $500,000 extension fee. At December 31, 2006, we had not paid the extension fee. A portion of the fee was paid – $200,000 – in January 2007; however, a balance of $300,000 remains outstanding. The loan payoff of $5,000,000 was set for June 15, 2007, and was not made. The demand date of the loan’s maturity has now been set at December 31, 2007 for $5.3 million. . Security for this loan is all company assets.

The Board of Directors on January 29, 2008, authorized and issued 60,000,000 common shares of the company’s common stock valued at $0.0015 to W. Russell Smith, III Chairman and CEO. These shares were issued in order to retain him in this capacity as Chairman and CEO. The company does not have sufficient operating capital run the company nor the ability to pay compensation. The Company is presently not in a position to repay this loan and the Company cannot afford to loose its CEO and pet insurance industry expert. If the Company were to loose this vital person, the guarantor of the Samir loan, and key man as designated by the Key Man life insurance which has been assigned as collateral to Samir Financial all shareholders, investors and participants would loose their entire investment by virtue of the immediate foreclosure by the lender.

In exchange for these shares Mr. Smith will continue on as Chief Executive Officer; continue to personally guarantee the Samir loan; and continue to develop the companies business model and the successful turnaround of all operations including the repayment of the Samir Financial debt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 30, 2008

VSURANCE, INC.

/s/ W. RUSSELL SMITH, III
W. Russell Smith, III
CEO